Exhibit 99.1

May 15, 2009      For Immediate Release

QUEST CAPITAL CORP. REPORTS PROFITABLE FIRST QUARTER 2009

Shareholders’ Equity of $293.8 Million
Book Value $1.98 Per Share

Vancouver, British Columbia (May 15, 2009): Quest Capital Corp. (TSX:QC, AIM and NYSE-AMEX:QCC) (“Quest” or the “Company”) today announced its financial results for the three months ended March 31, 2009.

Financial Summary
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Net income was $1.4 million ($0.01 per diluted share) compared to $1.8 million ($0.01 per diluted share) in the fourth quarter of 2008  and $7.1 million ($0.05 per diluted share) in the first quarter of 2008

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In reflection of deterioration in real estate values in markets in which Quest lends, the Company took specific loan losses of $2.6 million in the first quarter of 2009 compared to $nil in the comparable 2008 quarter

•	Shareholders’ equity was $293.8 million at March 31, 2009 – $2.7 million higher than at year end and $0.5 million less than the $294.3 million as at March 31, 2008
•	Debt to shareholders’ equity at March 31, 2009 was 0.3:1, while total assets as a multiple of equity was 1.3 times
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The Company paid down its revolving debt facility from $51 million as at December 31, 2009 to $47 million as at March 31, 2009. The Company’s current amount outstanding on its revolving debt facility as of May 14, 2009 is $nil.

“While our first quarter results do not reflect the significant measures we announced earlier this month to reduce costs, they do reflect the realities of Canada’s real estate markets so far this year,” said Stephen Coffey, President and CEO. “Through these actions, which included streamlining the executive team, reducing costs and syndicating loans, we intend to continue to protect shareholders’ equity and complete our plan to extinguish bank debt by year end.”

Loan Syndication and Debt Reduction
Quest began to reduce its revolving debt facility in the fourth quarter of 2008 and to that end, subsequent to quarter end, the Company syndicated $30 million of its loan portfolio, which was used to pay down the Company’s revolving debt.  As at May 14, 2009, the balance drawn had been reduced to $nil from $51 million and $47 million, as at December 31, 2008 and March 31, 2009, respectively. The revolving debt facility will continue to be utilized to fund outstanding loan obligations. The Company continues to have $40 million in preferred shares outstanding that were raised in December 2008.

Loan Performance
Due to the continued restrictive credit environment and lower real estate values in certain markets, Quest had 15 non-performing (impaired) loans amounting to $113 million at March 31, 2009, up from 14 loans totaling $107 million at December 31, 2008. The Company’s specific allowance of $16.3 million as at March 31, 2009 is $2.6 million greater than as at December 31, 2008.

Dividend Policy and Tax Loss Carry Forwards
At March 31, 2009, there were $7.9 million of tax losses carried forward which may be utilized further in 2009 and future years to offset taxable income. As a result of utilizing tax losses, Quest reduced its taxable income in the first quarter of 2009 to $nil and decided to forego paying a quarterly common share dividend on March 31, 2009 – a move that increased its liquidity. The Company intends to reinstate its common share dividend as soon as it is prudent to do so, however, at its May 14th, 2009 meeting, the Board of Directors of Quest did not declare a dividend on its common shares.

Preferred share dividends were $1.4 million for the first quarter of 2009. On April 9, 2009, the Company arranged to pay the declared dividend on the cumulative preferred shares in common shares of the Company. Quest has declared a dividend on its 13.50% First Preferred Shares, Series A to be paid June 30, 2009.

Looking Ahead
To date in 2009, the real estate markets have not yet improved significantly and as a result, the Company’s loans continue to be exposed to further potential devaluation and loss. Management therefore believes Quest shareholders will best be served this year by aggressive measures (recently adopted) that are designed to reduce costs, improve the balance sheet and protect shareholders’ equity. The estimated one-time cost of implementing these measures is $1.5 million ($0.01 per share) and will be charged against second quarter 2009 results. Expected annualized overhead cost (non-interest expense) savings amounting to $1.7 million will commence in the second quarter 2009 and are expected to benefit the Company in subsequent financial periods.

During this challenging period, the Company will continue to concentrate on curing its impaired loans, reducing its existing debt, managing its expenses and preserving its capital.

Cancellation of AIM Listing
The Company also announces the cancellation of the trading of its common shares on the Alternative Investment Market ("AIM") of the London Stock Exchange, to take effect from 7 a.m. (GMT) on Tuesday, June 16, 2009 (the "Cancellation Date"), the decision to cancel trading on AIM is being implemented in conjunction with other cost reduction measures in response to current economic volatility and credit market weakness.

This decision was based on several factors, including low trading volumes in the UK, and the cost and management resources involved in maintaining the AIM listing. The Company will maintain its listing on the Toronto Stock Exchange ("TSX") and the

NYSE-AMEX, and UK shareholders wishing to trade Quest’s common shares after the Cancellation Date will be able to do so through the TSX. Quest does not expect the liquidity or marketability of the Company's common shares to be materially affected by the AIM delisting.

Annual Meeting
The Company will hold its Annual General Meeting of shareholders on Thursday, May 21 at 2:30 pm EDT at the TSX Broadcast Centre in Toronto. The Company’s Notice of Meeting and Management Proxy Circular have now been filed with securities administrators and are available on the Company’s website.

Conference Call
A conference call will be hosted by A. Murray Sinclair, Co-Chair, Stephen Coffey, President and Chief Executive Officer and Jim Grosdanis, Chief Financial Officer. It will begin at 10:00 a.m. Eastern Daylight Savings Time on Friday, May 15th, 2009 and can be accessed by dialing (416) 644-3425. The call will be recorded and a replay made available for one week ending Friday, May 22, 2009 at midnight. The replay can be accessed about one hour after the call by dialing (416) 640-1917 and entering passcode 21306078 followed by the number sign.

About Quest
Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially-oriented mortgages.  For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com.

Contacts in Canada Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624 A. Murray Sinclair, Co-Chair (P): (604) 687-8378 (F): (604) 682-3941	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Ryan Cohen (P): 011 44 20 7050 6500

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.